SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2Q12 EBITDA of R$845 million

Growth of 7% from the first quarter

HIGHLIGHTS:

▶ Focus on competitiveness

✓ The crackers operated at an average utilization rate of 88% in 2Q12.

✓ Market share expanded 3 p.p. in 2Q12, with sales volume of 796 kton, or 71% of the total market. Compared to 2Q11, Braskem’s sales grew by 4%.

✓ EBITDA in 2Q12 was R$845 million, up 7% on the prior quarter, benefitting from the U.S. dollar appreciation in the period. Excluding the nonrecurring impacts of R$108 million, EBITDA was R$737 million. In U.S. dollar, total EBITDA was US$430 million.

▶ Expansion and diversification of feedstock

✓ The new PVC and butadiene plants have already been commissioned and should reach normalized production operations already in 3Q12, contributing to the Company’s results as of July.

✓ Ethylene XXI Project (Mexico): earth moving works have entered the final phase and work has already begun on construction and purchasing equipment with longer delivery lead times, with the complex’s start-up in 2015 on schedule.

✓ In line with its strategy to become more competitive and diversify its raw material sourcing, Braskem has implemented the following actions to strengthen its position in the U.S. market:

▪ Acquisition of the propylene splitter assets at the Marcus Hook refinery. With this transaction, the Company not only ensures the operational continuity of the PP plant, but also diversifies its supplier base and improves its production cost structure due to the acquisition of refinery-grade propylene.

▪ Strengthened its long term commercial arrangement with Enterprise Products for the supply of propylene through various contracts with terms in excess of 15 years. One of these agreements involves the construction by Enterprise of a propane dehydrogenation (PDH) unit.

▶ Commitment to financial health

✓ Braskem returned to capital markets once again in July 2012 to raise US$250 million with a yield of 6.98% p.a. through the reopening of its 2041 bond issue. The objective is to take advantage of the opportunity in the market and prepay its short-and medium-term debt.

EXECUTIVE SUMMARY:

The average price of naphtha, the main raw material used by the petrochemical industry, fell 13% in 2Q12, following the sharp drop in oil prices in the period. As a result, spreads for resins1 and basic petrochemicals2 in international markets widened by 21% and 41%, respectively. However, demand for petrochemicals remained depressed, driven by the continued downturn in the world economy, which continues to be influenced by uncertainties concerning Europe’s financial crisis and the lower growth of China’s economy.

In an attempt to stimulate their economies, central banks in the eurozone and China cut their interest rates. The Chinese government also promised to accelerate its planned investments in infrastructure and launched a stimulus package that could reach US$315 billion. The expectation is to raise China’s GDP growth in the second half of the year to a level between 6% and 8%.

In Brazil, the federal government’s measures to stimulate renewed economic growth, which included incentives for durable-goods consumption and a series of cuts in the basic interest rate, did not produce measurable effects on domestic growth in the first half of the year. The consensus forecast for GDP growth in 2012 fell to 2% per year, with expectations of a recovery starting in the third quarter.

In this scenario, Brazilian demand for thermoplastic resins was 1,127 kton, down 9% and 5% from 1Q12 and 2Q11, respectively. Braskem’s sales were 796 kton, or 6% lower than in first quarter of 2012, following the contraction in the domestic economy, partially offset by the 3 p.p. expansion in its domestic market share, which led to a market share of 71% in the quarter.

In the still-adverse economic environment, Braskem’s EBITDA in 2Q12 stood at R$845 million, up 7% compared to the first quarter, benefitting from the depreciation in the Brazilian real. In U.S. dollar, EBITDA was US$430 million. EBITDA in the quarter included (i) the positive impact of R$28 million from the adjustment of the compensation received under one of the propylene supply agreements for the Marcus Hook plant, which had been booked in the results in 1Q12 and was fully received on June 8; and (ii) the recognition of R$80 million arising from the Company’s decision to partially prepay the renegotiated tax installments under the Refis tax amnesty program.

In the first six months of 2012, the Company's EBITDA was R$1,629 million, down 22% from the same period last year. The improvement in sales volume was insufficient to offset the narrower spreads, which followed the trend in international markets and decreased by 25% and 9% for resins and basic petrochemicals between the periods.

On June 30, 2012, Braskem’s net debt stood at US$6.5 billion, up 7% from the end of the first quarter. Financial leverage measured by the net debt/EBITDA ratio in U.S. dollar increased from 2.87x to 3.55x in 2Q12, which is explained by the 14% reduction in EBITDA in the last 12 months (US$1.8 billion), driven mainly by the lower spreads.

The effects from the 11% local-currency depreciation on Braskem’s net exposure to the U.S. dollar had a negative impact of R$1,597 million on the Company’s financial results in 2Q12. It is important to note that this effect does not have any immediate impact on the Company’s cash, but rather represents an accounting impact from exchange variation that primarily affects the Company’s debt and that is disbursed upon the maturity of the debt. The average term of the Company’s debt is 15 years. Considering the portion of debt pegged to the U.S. dollar, the average term is 20 years. This effect was responsible for the net loss of R$1,033 million in the quarter, which resulted in a net loss in the year to date of R$881 million.

Braskem also made progress in its strategy to further diversify its raw material sourcing and improve its competitiveness:

(i)            by acquiring, in June, the propylene splitter assets at the Marcus Hook refinery and ensuring its feedstock supply through multiple sources. These actions guarantee the continuity of the Company’s operations in the region. The splitter assets will enable the Company to transform refinery-grade propylene (RGP) into polymer-grade propylene (PGP) for use in its polypropylene plant. RGP has a historical cost advantage of around US$200/t over PGP. Braskem also received full payment of the compensation of US$130 million, or R$264 million, related to the interruption of the propylene supply agreement for the Marcus Hook plant;

165% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

280% Ethylene and propylene, 20% BTX (base Europe)

(ii)           by strengthening its commercial arrangement with Enterprise Products, which will supply approximately 65% of the propylene required for its three plants in the U.S. Gulf region. One of the agreements involves the construction by Enterprise of a propane dehydrogenation (PDH) unit. The PDH unit is expected to begin commercial operation in the third quarter of 2015 and will use shale gas and other non-conventional propane sources as feedstock. Braskem reinforces its commitment to the U.S. petrochemical market and is further diversifying its feedstock portfolio with pricing based on propane, thereby taking advantage of the region’s competitive gas supply opportunities.

The Brazilian government remained committed to a recovery in the local economy, which has been adversely affected by the escalation in the eurozone crisis. In July, the House of Representatives approved a provisional measure to create incentives for Brazilian manufacturers that reduces the payroll charges in certain sectors and transfers R$45 billion from the Treasury to the Brazilian Development Bank (BNDES) for financing industrial investments at low interest rates. Both proposals are now in the Senate and are expected to stimulate the economy in the second half of the year.

In May, the Chemical Industry Competitiveness Council concluded its work. The council is led by the Brazilian Development Bank (BNDES) and formed by other representatives from government (Ministry of Development, Industry and Foreign Trade, Brazilian Agency for Industrial Development - ABDI) and from the chemical industry (Brazilian Chemical Manufacturers’ Association - Abiquim, Petrobras, Braskem and others), as well as by representatives from Brazil’s labor federations (CUT, UGT and Força Sindical). For approximately one year, the council has worked to prepare proposals (Special Tax Regime for the Chemical Industry) that seek lower taxes on feedstock and capital goods in order to encourage investment in new production capacity and also in prioritizing the investment in innovation, mainly in green chemicals from renewable resources.

The adoption of these measures to stimulate the industry and reduce its tax burden is currently being analyzed by the Federal Government. If approved, the measures are expected to enable and foster a new cycle of investments in the sector, worth some R$80 billion over the coming years.

Braskem, on the eve of completing 10 years since its creation, reinforces its commitment to the expansion and increased competitiveness of Brazil’s petrochemical industry and plastics production chain.

PERFORMANCE

▶  Net Revenue

In 2Q12, consolidated net revenue was US$4.7 billion, in line with the previous quarter. In Brazilian real, net revenue was R$9.1 billion, or 11% higher than in the prior quarter, which is explained by the increases in the average prices of resins and main basic petrochemicals of 10% and 12%, respectively, which partially offset the lower sales volume in the period.

Compared to 2Q11, consolidated net revenue in U.S. dollar decreased by 11%. In Brazilian real, consolidated net revenue grew by 9%, positively affected by the average U.S. dollar appreciation of 23%.

Export revenue in 2Q12 was US$2.1 billion, up 1% from the prior quarter, mainly due to the higher contribution from PP sales in the United States. Compared to 2Q11, export revenue in the quarter decreased 4%, affected by the 51% reduction in resale volumes.

In the first six months of the year, consolidated net revenue was US$9.3 billion, down 4% from the same period last year. The higher sales volume of thermoplastic resins and basic petrochemicals, which reflected the recovery in the Company's capacity utilization rates that had been affected by the scheduled and unscheduled shutdowns in the first six months of 2011, was insufficient to offset the lower prices, which followed the downward trend in export markets. In Brazilian real, net revenue was R$17.4 billion, or 10% higher, impacted by the U.S. dollar appreciation in the period.

Exports came to US$4.1 billion in the first six months of the year, growing by 5% from 1H11, which is basically explained by the PP assets acquired in the United States and Europe that were consolidated into the results as of 4Q11.

Highlights by Segment

▶  Polyolefins

Brazilian market: demand for Polyolefins (PE and PP) in 2Q12 was lower than expected, at 870 kton, down 9% and 5% from 1Q12 and 2Q11, respectively. The weaker demand is explained by the continued deceleration in the domestic economy and resulting contraction in Brazil’s industrial chain, with no signs of growth in the quarter.

Compared to 1H11, demand remained relatively stable, at 1,824 kton, positively affected by the performance in the first quarter of the year.

Production: In 2Q12, production volume was 1,017 kton, or 7% lower than in 1Q12, reflecting the weaker demand in Brazil and scheduled shutdowns at 2nd generation operations, which led to a 10 p.p. reduction in capacity utilization at PP assets. Compared to 2Q11, production volume grew by 4%.

Domestic sales: the Company’s domestic sales were 665 kton, down 7% from 1Q12, following the local demand trend. Despite this scenario, Braskem was able to expand its market share in the quarter by 2 p.p. to 77%, reflecting its permanent commitment to supply the Brazilian market. Compared to 2Q11, domestic sales increased by 3%.

Export sales: in 2Q12, exports were 330 kton, in line with 1Q12 and up 6% from 2Q11, explained by the higher supply of product in the period.

In 1H12, domestic sales grew by 6%, reflecting the expansion in the Company’s market share of 4 p.p. compared to 1H11. Meanwhile, export sales grew by 9% to 662 kton. The stronger sales volume is explained by the growth in production volume, to 2,105 kton, which last year was adversely affected by the scheduled and unscheduled (blackout in the Northeast) shutdowns.

▶  Vinyls

Brazilian market: estimated PVC demand was approximately 260 kton in the quarter, down 7% and 5% from 1Q12 and 2Q11, respectively. The reductions are basically explained by the weak performance of the Brazilian construction industry, which was also affected by the slower domestic economy. In 1H12, however, PVC demand grew by 2% from 1H11, to 542 kton.

Production: with a capacity utilization rate of 87%, PVC production reached 111 kton in the quarter, down 4% from 1Q12. Meanwhile, caustic soda production decreased 15% to 99 kton. The lower production volumes were due to the scheduled maintenance shutdowns at the PVC plants in the state of Bahia and the Chlor-Alkali plant in the state of Alagoas. Compared to 2Q11, PVC and caustic soda production volume increased by 3 kton and 25 kton, respectively, reflecting the higher utilization rate at assets that had been affected last year by the unscheduled shutdowns.

Domestic sales: in 2Q12, PVC sales volume was 133 kton, growing 2% from 1Q12, which led the Company’s market share to expand by 4 p.p. to 51%. Caustic soda sales in the quarter were 113 kton, stable in relation to 1Q12. Compared to 2Q11, domestic PVC and caustic soda sales grew by 11% and 17%, respectively, driven by the higher supply of these products, as mentioned earlier.

In the first half of 2012, PVC and caustic soda sales registered strong growth of 17% and 21%, respectively, compared to 1H11, a period affected by lower production volume.

▶  Basic Petrochemicals

Ethylene production in 2Q12 was 820 kton, down 6% from 1Q12, reflecting the average utilization rate of 88% in the period. Compared to 2Q11, ethylene production increased by roughly 12 kton, reflecting the higher utilization rates at the gas-based assets in the states of São Paulo and Rio de Janeiro.

Performance (tons)	2Q12	1Q12	2Q11	Change (%)	Change (%)	1H12	1H11	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
Ethylene	819,825	870,154	808,278	(6)	1	1,689,979	1,547,454	9
Propylene	363,951	348,623	379,448	4	(4)	712,574	722,145	(1)
Cumene	63,804	63,697	83,561	0	(24)	127,501	154,940	(18)
Butadiene	75,927	78,132	80,939	(3)	(6)	154,059	153,691	0
BTX*	297,199	285,000	322,750	4	(8)	582,199	613,136	(5)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: total sales in the quarter were 209 kton, down 14% from 1Q12, reflecting the lower demand from the 2nd generation segment and the operational problems at certain clients in the domestic market. Compared to 2Q11, sales volume was 7% lower, due to the same reasons.

Butadiene: in 2Q12, sales were 72 kton, down 3% from 1Q12, following the decline in production volume resulting from the lower utilization rate at crackers. Compared to 2Q11, sales decreased by 9%, explained by the lower demand from export markets.

BTX: aromatics sales volume increased by 6% in 2Q12 to 263 kton. Compared to 2Q11, sales increased by 10%. The main growth driver in both periods was the higher benzene sales.

In 1H12, sales volume benefitted from the recovery in average utilization rates at crackers from the same period last year, with sales volume of ethylene/propylene and BTX growing by 5% and 7%, respectively. However, butadiene sales fell 4% in the period, affected by lower global demand in this quarter.

Performance (tons)	2Q12	1Q12	2Q11	Change (%)	Change (%)	1H12	1H11	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	208,881	243,561	225,094	(14)	(7)	452,442	432,949	5
Butadiene	71,534	73,602	78,780	(3)	(9)	145,136	151,077	(4)
BTX*	262,631	247,937	239,380	6	10	510,568	476,181	7

▶  International Business

Market: the second quarter was marked by lower feedstock and PP prices. The lower prices fueled demand for the resin, with signs of a gradual recovery in the U.S. market. However, the European market has not yet shown demand improvement.

The first six months of the year were marked by higher feedstock prices through April, with a gradual reduction beginning in May that was driven by the drop in naphtha prices, the contraction in European demand and the higher supply of propylene in the U.S. market (higher refinery utilization rates).

Production: production volume in the quarter was 428 kton, down 3% from 1Q12, with capacity utilization of 86%. The main factors were (i) the scheduled shutdowns at the U.S. plants in La Porte, Seadrift and Neal; and (ii) the lower utilization rates at the plants in Europe due to the Company anticipating the weaker local demand. Compared to 2Q11, the strong growth in production volume is explained by the polypropylene assets merged since 4Q11.

Sales: the International Business unit, represented by the operations in the United States and Europe, registered sales volume of 421 kton in the quarter, down 2% from 1Q12. Sales in the United States increased by 4%, while sales in the European market contracted by 14%, reflecting the weaker local demand.

In 1H12, the significant increases in production and sales volume primarily reflect the consolidation of polypropylene assets mentioned earlier.

Performance (tons)	2Q12	1Q12	2Q11	Change (%) Change (%)		1H12	1H11	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	420,768	428,042	184,744	(2)	128	848,811	384,262	121

Production
PP	427,967	438,997	187,577	(3)	128	866,965	382,498	127

Despite the scenario of high volatility and weaker demand for petrochemicals, Braskem's plants continue to operate at high average capacity utilization rates. The Company’s utilization rates are shown below:

▶  Cost of Goods Sold (COGS)

 Braskem’s cost of goods sold (COGS) in 2Q12 was R$8.3 billion, or 9% higher than in 1Q12, mainly due to the 12% increase in the ARA naphtha price reference for domestic supply (three month moving average) to US$1,016/t, compared to US$908/t in 1Q12. The increase was also driven by the 11% U.S. dollar appreciation, which had a negative impact of R$532 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In the quarter, the ARA naphtha price, a direct reference for naphtha imports, was US$879/t, down 13% from 1Q12 (US$1,015/t).

Regarding the average gas price, in 2Q12, the benchmark Mont Belvieu prices of ethane and propane decreased by 28% and 22% to reach US$ 40 cts/gal and US$ 98 cts/gal, respectively, impacted by the higher supply. The average price of USG propylene was US$1,448/t, decreasing by 4%, affected by the lower PP demand.

Compared to 2Q11, COGS increased 16%, driven by (i) the merger of the polypropylene assets into Braskem’s portfolio at the end of 2011; (ii) the 6% increase in the moving average for the ARA naphtha price; and (iii) the 23% appreciation in the average U.S. dollar exchange rate.

In 1H12, COGS came to R$15.9 billion, or 17% higher than in 1H11. The merger of the polypropylene assets, combined with the U.S. dollar appreciation and the higher sales volume of thermoplastic resins, were the main factors driving this performance.

The average ARA naphtha price in 1H12 was US$947/t, in line with the average in the same period of 2011 of US$948/t. Regarding the average gas price, the benchmark Mont Belvieu prices of ethane and propane decreased between the periods by 33% and 22% to reach US$48 cts/gal and US$112 cts/gal, respectively. The USG propylene price also decreased by 18%, to US$1,481/t.

▶  Selling, General and Administrative Expenses

In 2Q12, Selling, General and Administrative (SG&A) expenses were R$554 million, increasing 9% from the prior quarter. Compared to 2Q11, SG&A expenses increased by R$81 million.

Selling Expenses were R$233 million, or 2% higher than in 1Q12, explained by payments in the quarter of storage and port fees associated with sales in the prior quarter. Compared to 2Q11, selling expenses increased by 25%, reflecting the higher sales volume in the period and the consolidation of the new PP assets.

General and Administrative Expenses were R$321 million in the quarter, or 15% and 12% higher than in 1Q12 and 2Q11, respectively. The main factors were (i) the restructuring of Braskem Europe due to the acquisition of the PP assets, as planned at the time of the acquisition and that should help to capture the announced synergies of US$27.5 million in annual and recurring EBITDA as of 2014; (ii) the payment of recurring audit services, which last year were booked in the first quarter; (iii) nonrecurring marketing expenses, such as the sponsorship of the Rio+20 Conference on Sustainable Development; and (iv) the build in the balance of the provision for profit-sharing program to include the new PP assets.

In 1H12, Selling, General and Administrative expenses were R$1.1 billion, increasing 10% from 1H11. The increase is explained by (i) higher expenditure with labor costs associated with a collective bargaining agreement and selling expenses, due to the higher production at the Brazilian assets, which last year were affected by the power blackout in the Northeast; (ii) the consolidation of the PP assets acquired in late 2011; and (iii) the restructuring of Braskem Europe.

▶  EBITDA

Braskem’s consolidated EBITDA3 in 2Q12 was R$845 million, growing 7% from 1Q12, with EBITDA margin excluding naphtha resales of 9.9% in the period. The improvement in the quarter was mainly due to the increases in the local-currency prices of resins and basic petrochemicals driven by the U.S. dollar appreciation in the period; which was offset by the one-time effect from higher naphtha prices based on the three-month moving average. In U.S. dollar, EBITDA decreased 2% to US$430 million.

EBITDA in the quarter included (i) the positive impact of R$28 million from the adjustment of the compensation due under the propylene supply agreement for the Marcus Hook plant, which was booked in the income statement in 1Q12 and fully received on June 8; and (ii) the recognition of R$80 million arising from the prepayment of amounts under the tax amnesty program Refis (see Note 19 (a) to the Quarterly Financial Statements). Excluding these effects, Braskem’s EBITDA was R$737 million with EBITDA margin ex-resales of 8.7%, increasing 34% from the recurring EBITDA of R$551 million in 1Q12.

Compared to 2Q11, EBITDA decreased by 27% in Brazilian real. The higher volume of thermoplastic resin sales and the 23% average U.S. dollar appreciation were insufficient to fully offset the lower spreads in thermoplastic resins and basic petrochemicals, which decreased between the periods by 19% and 3%, respectively. In U.S. dollar, EBITDA decreased by 40%.

Note: see the reconciliation of Net Income and EBITDA in Exhibit III.

In 1H12, Braskem’s consolidated EBITDA was R$1,629 million, down 22% from the previous quarter. The higher volume of thermoplastic resin sales and the 14% average U.S. dollar appreciation were insufficient to fully offset the lower spreads in thermoplastic resins and basic petrochemicals, which decreased between the periods by 25% and 11%, respectively, in the international market. In U.S. dollar, EBITDA decreased by 32%.

3EBITDA may be defined as earnings before the financial result, income tax and social contribution tax (CSLL), depreciation and amortization, and revenues and expenses from the divestment or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and may be defined and calculated differently by other companies.

▶  Net Financial Result

In 2Q12, the net financial result was an expense of R$2,105 million, compared to an expense of R$104 million in the prior quarter. This variation is basically explained by the 11% appreciation in the U.S. dollar4 against the Brazilian real in the quarter, compared to the 3% depreciation in 1Q12.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the book financial result. On June 30, 2012, this net exposure was composed of: (i) in operations, 61% of supplier accounts, which is partially offset by 65% of accounts receivable; and (ii) in the capital structure, by 82% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

It is important to note that the exchange variation effect, which posted a loss of R$1,597 million in the quarter, does not have a direct cash impact in the short term. This amount represents exchange variation accounting impacts, especially on the Company’s debt, with any expenditure occurring only upon the maturity of the debt, which has a total average term of 15 years. The portion of debt denominated in U.S. dollar has an average term of 20 years. Given Braskem’s cash generation profile, which is pegged to the U.S. dollar, any appreciation in this currency will, despite the negative accounting effect in the short term, have a positive net impact on cash flow in the medium term.

Excluding the effects from exchange and monetary variation on the balance sheet accounts exposed to the dollar, the net financial result in 2Q12 was an expense of R$454 million, increasing by R$154 million from the expense in the prior quarter, which is mainly explained by (i) the exchange variation impacts on the calculation of interest for dollar-denominated debt; (ii) the application of present value accounting due to the change in the payment term for feedstock acquired in the local market. Because this rule was applied as of the starting balance for 2Q12, the amount includes R$52 million related to purchases made in 1Q12. Compared to 2Q11, financial expenses increased by R$69 million.

On the same basis, in 1H12, the net financial result was an expense of R$753 million, or 23% higher than in the same period last year. Despite the reduction in debt costs between the periods, the net financial result was affected by exchange variation impacts on the debt balance. The following table shows the composition of Braskem's net financial result on quarterly and annual basis.

4On June 30, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0213/US$1.00.

R$ million	2Q12	1Q12	2Q11	1H12	1H11

Financial Expenses	(2,390)	(194)	(135)	(2,583)	(270)
Interest Expenses	(266)	(248)	(243)	(514)	(452)
Monetary Variation (MV)	(56)	(79)	(79)	(136)	(151)
Foreign Exchange Variation (FX)	(1,810)	251	430	(1,559)	655
Net Interest on Fiscal Provisions	(86)	(48)	(65)	(133)	(102)
Others	(171)	(70)	(177)	(241)	(219)
Financial Revenue	285	90	56	374	134
Interest	35	62	63	97	125
Monetary Variation (MV)	10	12	14	22	34
Foreign Exchange Variation (FX)	206	11	(51)	217	(61)
Net Interest on Fiscal Credits	23	2	22	25	25
Others	11	2	9	13	12
Net Financial Result	(2,105)	(104)	(79)	(2,209)	(136)

R$ million	2Q12	1Q12	2Q11	1H12	1H11

Net Financial Result	(2,105)	(104)	(79)	(2,209)	(136)
Foreign Exchange Variation (FX)	(1,605)	263	379	(1,342)	594
Monetary Variation (MV)	(47)	(67)	(65)	(114)	(117)
Net Financial Result Excluding FX and MV	(454)	(300)	(392)	(753)	(612)

▶  Net Income/Loss

In 2Q12, Braskem recorded a net loss of R$1,033 million, which is basically explained by the impact from the net financial expenses of R$2.1 billion that was due to the R$1.6 billion impact from Brazilian real depreciation, as explained above.  In 1H12, Braskem posted a net loss of R$881 million.

▶  Cash Flow

Operating cash flow, adjusted by Financial Investments that migrated from long to short term, was R$89 million in 2Q12. Working capital, which last quarter had benefitted from the positive variation in Suppliers explained by the better payment term obtained from Petrobras, had a negative impact this quarter of R$245 million. The main factors were (i) the decrease in Inventories due to the U.S. dollar appreciation and the increase in taxes recoverable from accumulated credits of R$56 million of the Reintegra benefit that have not yet been monetized; which were partially offset by the increases (iii) in Accounts Receivable, as a result of the lower sales volume; and (iv) in Other Accounts Receivable, reduced by the compensation received under the feedstock supply agreement which was recognized in the prior quarter.

R$ million	2Q12	1Q12	2Q11	1H12	1H11
Operating Cash Flow Ajusted	89	1,702	1,047	1,786	1,622
Interest Paid	(253)	(140)	(248)	(392)	(421)
Income Tax and Social Contribution	(13)	(8)	(30)	(21)	(48)
Investments	(578)	(834)	(511)	(1,409)	(836)
Free Cash Flow Adjusted	(755)	721	258	(37)	317

Adjusted Free Cash Flow was negative R$755 million, explained by (i) the reduction in interest paid, which was affected by the payments of semiannual coupons on bonds issued by Braskem in the second and fourth quarter of the year; and  (ii) ongoing capital expenditure for expansion projects.

It is important to mention that the investment of R$578 million includes R$114 million disbursed by the subsidiary Braskem-Idesa for the Mexico project, which is fully consolidated by the Company. This quarter there was no portion corresponding to Braskem’s equity.

In the year to date, investment in the project amounted to R$301 million, with the portion corresponding to Braskem’s equity R$34 million. The remaining balance is explained by the project’s bridge loan, the investments made by Idesa and by the use of its own cash. The bridge loan will be refinanced upon the first disbursement of the project finance, when we will report both consolidated figures and the specific line for financing.

The project finance structure is in the process of its final documentation and the project has already obtained approval for a total of US$3 billion: US$600 million loan from SACE; US$600 million A Loan from the Inter-American Development Bank (IADB) and International Finance Corporation (IFC), which will be complemented by a B Loan of up to US$800 million; US$700 million loan from the Brazilian Development Bank (BNDES); and US$400 million loan from Bancomext and NAFIN.

▶  Capital Structure and Liquidity

As of June 30, 2012, Braskem’s consolidated gross debt was US$8,259 million, up 2% from March 31, 2012. In Brazilian real, consolidated gross debt increased by 13%, affected by the U.S. dollar appreciation in the period. At the end of the period, 69% of gross debt was denominated in U.S. dollar.

The balance of cash and investments decreased by 12% to US$1,751 million. In line with its strategy of maintaining high liquidity and financial solidity, the Company maintains two revolving stand-by credit facilities in the aggregate amount of US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The Company's consolidated net debt in U.S. dollar increased by 7% to US$6,508 million, an amount that includes the bridge loan for the Mexico project of US$110 million, which will be repaid once the project finance structure is implemented. Measured in Brazilian real, consolidated net debt increased by 18%, influenced by the 11% U.S. dollar appreciation in the period. At the end of the period, 82% of net debt was denominated in U.S. dollar.

The debt was also affected by the higher disbursement with investments in the first half of the year, explained by the conclusion of investments in the PVC and Butadiene plants, projects that should already contribute with additional cash generation as of 3Q12.

The 14% reduction in EBITDA in the last 12 months (US$1.8 billion), due mainly to the reduction spreads in line with the international market, led financial leverage as measured by the net debt/EBITDA ratio to increase from 2.87x to 3.55x when measured in U.S. dollar. In Brazilian real, leverage increased to 4.00x, mainly due to the U.S. dollar appreciation in the period.

Excluding the total balance of the Company’s bridge loan for the Mexico project and its respective cash, financial leverage as measured by the net debt/EBITDA ratio was 3.90x in Brazilian real and 3.46x when measured in U.S. dollar.

On June 30, 2012, the average debt term was 15 years, similar to the average term on March 31, 2012. Considering only the portion denominated in U.S. dollar, the average debt term was around 20 years.

The stability in the average debt term reflects the prepayment of short-term debt with higher costs as well as the conclusion, in May, of the US$500 million issue of 2022 bonds with yield of 5.40% p.a., which is the lowest yield every paid by the Company in a debt issue. The average cost of the Company's debt as of June 30, 2012 was 6.07% in U.S. dollar and 8.51% in Brazilian real, compared to 6.17% and 8.92% in the prior quarter.

In line with its strategy to take advantage of good opportunities in the market and restructure its debt, in July, returned to the capital markets and raised US$250 million with a yield of 6.983% p.a. through the reopening of its 2041 bond issue.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of June 30, 2012.

Only 6% of Braskem’s total debt matures in 2012, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 26 months. Considering the stand-by lines, this coverage is 32 months.

ACQUISITION OF SPLITTER ASSETS:

In 2012, Sunoco officially communicated to Braskem that Sunoco was idling operations at its Marcus Hook refinery.  This refinery was responsible for supplying 55% of the propylene consumed by the Company’s 350 kton PP plant.  Additionally, the Company was also notified of company’s alternative propylene supply plan to cover supply requirements until the termination of the supply agreement, which occurred in June 2012. The Company’s four other plants in the United States, which have combined production capacity of 1,075 kton, were not supplied by this refinery.

In 1Q12, the Company recognized US$130 million, or R$236 million, in compensation due to the early termination of the supply agreement, and an additional of R$28 million in the 2Q12. The full amount was received on June 8, 2012.

In addition to the compensation related to the supply interruption, the 2010 agreements between Braskem and Sunoco pertaining to the sale of Sunoco’s polypropylene business provided Braskem with a buy option, at a residual value, for the propylene splitter assets located at the Marcus Hook refinery. In June 2012, Braskem acquired the splitter assets, which ensured its feedstock supply from multiple sources and effectively guaranteed the continuity of its operations. The splitter transforms refinery-grade propylene (RGP) into polymer-grade propylene (PGP), which is the feedstock used by the Polypropylene plant and has historically offered a cost advantage of around US$200/ton.

The projected investment to acquire and carve out the assets and to improve the competitiveness of the operations is approximately US$56 million (of which US$15 million is support from the local government), of which approximately 50% will be disbursed by the end of 2013 and the remainder over the coming years.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in the first six months of 2012, Braskem made operational investments in the total amount of R$1,126 million (excluding capitalized interest).

Of the total investments, 45%, or R$508 million, was allocated to projects to expand its capacity or improve its assets, with the PVC and Butadiene capacity expansion projects receiving R$462 million in the period and commissioned on schedule. The Company also invested R$207 million in maintenance, in line with its objective of maintaining its assets operating at high levels of operating efficiency and reliability.

PROJECT PIPELINE:

In keeping with its medium and long term strategy, which is focused on expanding in the Brazilian market, diversifying its energy matrix, advancing its international expansion and consolidating its leadership in the biopolymer market, Braskem’s project portfolio comprises the following projects:

SUMMARY OF PROJECTS

Project	Capacity (kt/year)	Investment	Disbursements in 2012	Characteristics
PVC capacity expansion Alagoas – Brazil (concluded)	200	US$500 MM	R$300 MM

•         Objective: supply the growing PVC market in Brazil.

•         Start-up: the new plant began operations in 2Q12, with the resins subjected to specification tests and approved by clients.

•         Construction: the project, the Company’s largest to date, was concluded within a period of 22 months with 10 million man-hours and no injuries. The project created around 3,800 direct jobs during construction, 700 of which through the program to develop local labor.

•         Financing: R$525-million line from the BNDES with total term of 9 years, 88% of which denominated in Brazilian real with a cost of TJLP+1.46%; and R$200-million line from BNB with total term of 12 years and interest of 8.5% p.a.

Butadiene Rio Grande do Sul – Brazil (concluded)	100	R$300 MM	R$162 MM

•         Objective:  take advantage of the C4 crude stream and supply the growing global demand for butadiene.

•         Start-up: the plant’s commissioning was accelerated by one month to June 2012, with operations expected to reach a normalized rate in 3Q12.

•         Construction: announced in January 2011, construction lasted 14 months and created 1,800 jobs during the period, with 2.9 million man-hours without any injuries.

•         Pre-sale agreements have generated total advances of around R$200 million.

•         BNDES line of up to R$176 million with total term of 9 years and interest of TJLP + 2.68%.

Green PP To be defined	≥30	To be defined	-	• The project is still pending approval by the Board of Directors, with start-up projected for the 2nd half of 2013.
Comperj Rio de Janeiro - Brazil	n/a	To be defined	-

•         2011: conclusion of the first phase of the FEL1 (Front End Loading) engineering process.

•         2012: final detailing of the scope of the petrochemical project at Comperj (FEL2), based on the definition by Petrobras of the feedstock to be used.

•         2014e: definition on the development and installation of a project and its examination by the Company’s Board of Directors.

Project	Capacity (kt/year)	Investment	Disbursements in 2012	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos - Mexico	1,050	~US$3 bi5 Project Finance (70% debt / 30% equity)	R$34 MM6

•         JV between Braskem (65%) and Idesa (35%).

•         Long term contract (20 years) with PEMEX-Gas based on Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 1.9 million tons, of which some 70% is currently met by imports.

•         Completion of the Front End Loading (FEL3) phase in January to confirm the project’s returns.

•         Construction: during 2Q12, earthmoving works entered the final phase and construction began with the installation of foundation piles in the cracker area; as well as the receipt of the environmental license for construction and operation. Contracting of a bridge loan that will be fully repaid upon the 1st disbursement of the project finance.

•         US$3 billion in financing already approved:

o    SACE: US$600 million;

o    IADB and IFC: US$600 million A loan to be complemented by a B Loan of up to US$800 million.

o    BNDES: US$700 million;

o    Bancomext and NAFIN: US$400 million.

•         Priorities for 2012:

o    Conclude the structuring of the Project Finance;

o    Start construction of the industrial plants;

o    Pre-marketing for Mexican clients.

Other MoUs in Latin America	n/a	To be defined	-	• Braskem also has projects in less advanced phases in Peru, Venezuela and Bolivia.

5Capex includes only fixed investments and does not include the working capital needs and interest associated with the project.

6Amount refers to Braskem’s equity.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   VISIO Program

In 2Q12, the Visio Program maintained its commitment to developing Brazil’s plastic chain and its goal of maximizing value for clients.

Braskem has developed a new polyethylene grade with fuel tank applications, seeking to meet its client Ergom’s need for a local supplier. The product offers improved processability compared to products currently available in the Brazilian market and ensures tanks with excellent surface finish.

The Company supported its partnership of over a decade with Química Amparo, which owns the Ypê brand of personal care brands products, drawing on its experience in the area of Business Safety. Braskem participated in an in-house workshop at the company to share its experience on the subject in order to support the creation of new processes.

OUTLOOK:

In its report published in early July, the International Monetary Fund (IMF) maintained its forecast for world economic growth in 2012 at 3.5%. However, the macroeconomic scenario remains volatile and full of uncertainties. The economic recession in the Euro zone, combined with the signs of deceleration in China’s economy and the still-fragile U.S. economy, continue to affect world demand, with repercussions for commodity markets.

Meanwhile, Brazil’s government has announced measures to stimulate domestic consumption, which was affected by the weak external environment and more restrictive monetary policy in the last year. The forecast for Brazil’s GDP growth in 2012 was revised downward in the IMF report to 2.5%. Nevertheless, the outlook for 2013 remains optimistic with GDP growth forecast at over 4%, benefitting from the preparations for the FIFA World Cup in 2014.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening its partnerships with Clients, which led its market share to expand in Brazil; (ii) supporting the development of Brazil’s petrochemical and plastics chain; (iii) pursuing operational efficiency while maintaining high utilization rates and reducing fixed costs; (iv) capturing value in its expansion projects in Brazil, which are already operating at normalized utilization rates in the third quarter; (v) maintaining the strategy of strengthening its international presence by advancing the Ethylene XXI project in Mexico and by further diversifying its raw material matrix through the use of more competitive feedstock in the United States; and (vi) maintaining its financial health.

In the petrochemical market, the short-term scenario remains marked by sharp fluctuations in prices and costs, leading to high volatility in spreads. Naphtha, the main feedstock, continues to follow the oil price variation, which is influenced by the macroeconomic environment and by the higher or lower level of risk aversion in capital markets. The prices of the main petrochemicals and thermoplastic resins have been more influenced by this short-term volatility than by market fundamentals as the balance of supply and demand of petrochemicals.

UPCOMING EVENTS:

▶      2Q12 Results Conference Call

Portuguese 1:00 p.m. (Brasília) 12:00 p.m. (US EST) 9:00 a.m. (Los Angeles) 5:00 p.m. (London) Dial in: +55 (11) 3127-4971 Code: Braskem	English 2:30 p.m. (Brasília) 1:30 p.m. (US EST) 10:30 a.m. (Los Angeles) 6:30 p.m. (London) USA: +1 (888) 771-4371 Other countries: +1 (847) 585-4405 Code: 32797691

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega
IRO and Controller
Tel: (55 11) 3576-9531
guilherme.melega@braskem.com.br

Roberta Varella                                Susana S. Yamamoto
IR Manager                                           IR Coordinator
Tel: (55 11) 3576-9266                         Tel: (55 11) 3576-9970
roberta.varella@braskem.com.br         susana.yamamoto@braskem.com.br

Daniela Balle de Castro                   Pedro Gomes de Souza
IR Analyst                                             IR Analyst
Tel: (55 11) 3576-9615                         Tel: (55 11) 3576-9010
daniela.castro@braskem.com.br          pedro.gomes@braskem.com.br

www.braskem.com.br/ri

NOTE:

(i) On June 30, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0213/US$1.00

(ii) The results of the PP assets acquired in 2011 began to be consolidated in Braskem’s results as of 4Q11. Braskem’s consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 35 industrial plants, of which 28 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement

(R$ million)

Income Statement	2Q12	1Q12	2Q11	Change (%)	Change (%)	1H12	1H11	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,831	9,820	10,071	10%	8%	20,642	19,130	8%
Net Revenue	9,138	8,232	8,368	11%	9%	17,363	15,780	10%
Cost of Good Sold	(8,278)	(7,600)	(7,137)	9%	16%	(15,874)	(13,537)	17%
Gross Profit	860	633	1,231	36%	-30%	1,489	2,243	-34%
Selling Expenses	(233)	(229)	(187)	2%	25%	(461)	(393)	17%
General and Administrative Expenses	(321)	(280)	(286)	15%	12%	(599)	(568)	5%
Business Combination	-	-	-	-	-	-	-	-
Other Net Operating Income (expenses)	92	193	(21)	-52%	-	285	(33)	-
Investment in Subsidiary and Associated Companies	3	(2)	0	-238%	-	2	(1)	-378%
Operating Profit Before Financial Result	401	315	738	27%	-46%	715	1,248	-43%
Net Financial Result	(2,105)	(104)	(79)	-	-	(2,209)	(134)	-
Profit (loss) Before Tax and Social Contribution	(1,704)	211	659	-	-359%	(1,494)	1,114	-234%
Income Tax / Social Contribution	671	(58)	(239)	-	-381%	613	(384)	-
Net Profit (loss)	(1,033)	152	420	-	-346%	(881)	730	-
Earnings (loss) Per Share	(1.29)	0.19	0.52	-	-349%	(1.10)	0.90	-

Note: since 2Q11, we once again fully consolidate Cetrel, retroactive to January 2011.

On June 30, 2012, Braskem began accounting for its investments in jointly controlled subsidiaries using the equity method, which replaced the previously used method of proportionate consolidation (see Note 2.2 to the Financial Statements). In the Consolidated Income Statement, these effects are represented in the Equity Income line, retroactive to January 2012.

EXHIBIT II

Consolidated Income Statement - EBITDA

(R$ million)

Income Statement	2Q12	1Q12	2Q11	Change (%)	Change (%)	1H12	1H11	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,831	9,820	10,071	10%	8%	20,642	19,130	8%
Net Revenue	9,138	8,232	8,368	11%	9%	17,363	15,780	10%
Cost of Good Sold	(8,278)	(7,600)	(7,137)	9%	16%	(15,874)	(13,537)	17%
Gross Profit	860	633	1,231	36%	-30%	1,489	2,243	-34%
Selling Expenses	(233)	(229)	(187)	2%	25%	(461)	(393)	17%
General and Administrative Expenses	(321)	(280)	(286)	15%	12%	(599)	(568)	5%
Other operating income (expenses)	92	193	(21)	-52%	-	285	(33)	-
Non Recurring Expenses Related to Fixed Assets	(37)	26	7	-245%	-	(12)	7
								-255%
EBITDA	845	787	1,152	7%	-27%	1,629	2,084	-22%
EBITDA Margin	9.2%	9.6%	13.8%	-0.3 p.p.	-4.5 p.p.	9.4%	13.2%	-3.8 p.p.
Depreciation and Amortization	484	444	406	9%	19%	928	828	12%
Cost	421	407	365	3%	15%	828	749	11%
Expenses	63	37	41	68%	54%	100	79	26%

EXHIBIT III

EBITDA RECONCILIATION

(R$ million)

EBITDA Reconciliation	2Q12	1Q12	1H12
EBITDA	845	787	1,629
Depreciation included in CoGS and SG&A	(484)	(444)	(928)
Elimination of non recurring (fixed assets)	37	(26)	12
Investment in subsidiaries and associated companies	3	(2)	2
Financial Result	(2,105)	(104)	(2,209)
Income Tax and Social Contribution	671	(58)	613
Net Income (Loss)	(1,033)	152	(881)

ATTACHMENT IV

Consolidated Balance Sheet

 (R$ million)

ASSETS	06/30/2012	03/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	11,860	11,774	1
Cash and Cash Equivalents	3,297	3,303	(0)
Marketable Securities/Held for Trading	170	289	(41)
Accounts Receivable	2,088	2,424	(14)
Inventories	4,534	3,921	16
Recoverable Taxes	1,301	1,097	19
Prepaid Expenses	74	93	(20)
Other Receivables	396	647	(39)
Non Current	28,596	27,837	3
Marketable Securities/ Held-to-Maturity	71	39	81
Compulsory Deposits and Escrow Accounts	177	179	(1)
Accounts Receivable	55	48	14
Deferred Income Tax and Social Contribution	1,936	1,463	32
Taxes Recoverable	1,614	1,582	2
Related Parties	166	59	180
Insurance claims	139	243	(43)
Others Accounts Receivable	180	198	(9)
Investments	158	42	278
Property, Plant and Equipament	21,098	20,998	0
Intangible Assets	3,001	2,985	1
Total Assets	40,456	39,611	2

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2012	03/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	12,216	11,257	9
Suppliers	8,839	8,944	(1)
Financing/Debentures	1,385	1,244	11
Hedge Accounting Opperations	213	112	91
Salary and Payroll Charges	256	303	(15)
Dividends and Interest on Equity	487	5	10,002
Taxes Payable	660	435	52
Advances from Customers	103	27	276
Sundry Provisions	14	16	(10)
Other Payable	257	172	50
Non Current	19,542	18,268	7
Financing/Debentures	15,308	13,513	13
Deferred Income Tax and Social Contribution	2,056	2,118	(3)
Taxes Payable	1,206	1,611	(25)
Sundry Provisions	317	301	5
Advances from Customers	228	228	0
Private Pension Plans	151	150	1
Other Payable	266	294	(9)
Others	10	54	(81)
Shareholders' Equity	8,698	10,085	(14)
Capital	8,043	8,043	-
Capital Reserve	846	846	-
Profit Reserves	109	591	(82)
Treasury Shares	(60)	(60)	-
Other Comprehensive Income	350	264	33
Retained Earnings (losses)	(834)	161	-
Non Controlling Interest	245	240	2
Total Liabilities and Shareholders' Equity	40,456	39,611	2

EXHIBIT V

Cash Flow Statement

(R$ million)

Cash Flow	2Q12	1Q12	2Q11	1H12	1H11
Profit (loss) Before Income Tax and Social Contribution	(1,704)	211	659	(1,494)	1,114
Adjust for Net Income Restatement
Depreciation and Amortization	484	444	406	928	828
Equity Result	(3)	2	(0)	(2)	1
Interest, Monetary and Exchange Variation, Net	1,568	41	(68)	1,612	0
Business Combination	-	-	-	-	-
Others	(11)	20	(4)	4	9
Cash Generation before Working Capital	334	718	993	1,047	1,952
Operating Working Capital Variation
Market Securities	95	(117)	229	(22)	5
Account Receivable	327	(578)	(7)	(251)	19
Recoverable Taxes	(230)	(128)	(54)	(359)	(62)
Inventories	(609)	(289)	(393)	(897)	(650)
Advanced Expenses	18	12	12	30	15
Other Account Receivables	278	(243)	(45)	28	(75)
Suppliers	(96)	2,097	539	1,999	548
Advances from Customers	76	17	133	93	131
Taxes Payable	(50)	(8)	37	(58)	(43)
Other Account Payables	27	109	(137)	145	(184)
Other Provisions	14	(5)	(32)	9	(30)
Operating Cash Flow	185	1,585	1,277	1,764	1,627
Interest Paid	(253)	(140)	(248)	(392)	(421)
Income Tax and Social Contribution	(13)	(8)	(30)	(21)	(48)
Net Cash provided by operating activities	(81)	1,437	999	1,350	1,158
Proceeds from the sale of fixed assets	0	0	1	1	2
Proceeds from the capital reduction of associates	-	-	7	-	7
Additions to Investment	-	-	-	-	-
Additions to Fixed Assets	(570)	(833)	(514)	(1,400)	(830)
Additions to Intangible Assets	(5)	(0)	(3)	(5)	(3)
Financial Assets Held to Maturity	(3)	(1)	(2)	(5)	(11)
Cash used in Investing Activities	(578)	(834)	(511)	(1,409)	(836)
Obtained Borrowings	2,422	1,175	2,251	3,595	3,124
Payment of Borrowings	(1,705)	(1,478)	(2,162)	(3,183)	(3,103)
Repurchase of Shares	-	-	-	-	(1)
Dividends	(0)	(0)	(665)	(0)	(665)
Non-controlling interests	(5)	21	-	16	-
Others	-	-	(7)	-	(5)
Cash used in Financing Activities	712	(282)	(582)	429	(650)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(19)	(5)	(1)	(25)	(0)
Increase (decrease) in Cash and Cash Equivalents	33	316	(96)	345	(328)
Represented by
Cash and Cash Equivalents at The Beginning of The Year *	3,264	2,987	2,465	2,952	2,698
Cash and Cash Equivalents at The End of The Year	3,297	3,303	2,370	3,297	2,370
Increase (Decrease) in Cash and Cash Equivalents	33	316	(96)	345	(328)

* As of 2Q11, we began once again to fully consolidated Cetrel, retroactive to January 2011. Therefore, Starting Cash in 2Q11 includes additional Cash at Cetrel.

EXHIBIT VI

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12

Polyolefins
PE's	576,414	620,383	623,964	570,375	656,359	637,216
PP	400,940	358,470	423,381	382,702	431,401	379,643

Vinyls
PVC	92,855	107,415	121,120	117,505	114,950	110,629
Caustic Soda	63,962	74,409	118,105	110,447	116,142	99,083
EDC	1,326	-	5	24,675	3,748	-
Chlorine	10,607	11,155	12,181	12,021	107,397	95,986

Basic Petrochemicals
Ethylene	739,176	808,278	812,442	759,262	870,154	819,825
Propylene	342,698	379,448	365,629	323,324	348,623	363,951
Benzene	204,124	221,063	203,897	189,582	172,235	196,181
Butadiene	72,752	80,939	84,245	76,598	78,132	75,927
Toluene	38,762	38,231	34,070	22,655	43,677	32,637
Fuel (m³)	169,897	208,945	213,302	219,175	204,444	199,333
Paraxylene	31,326	41,801	34,541	31,543	44,630	45,458
Orthoxylene	16,174	21,656	17,667	18,346	24,458	22,924
Butene 1	20,690	18,932	15,562	11,783	10,910	10,078
ETBE	72,052	76,373	74,181	61,636	71,525	59,017
Mixed Xylene	22,279	20,117	25,843	27,316	19,694	21,955
Cumene	71,379	83,561	72,708	67,882	63,697	63,804
GLP	9,988	4,620	7,668	10,760	11,170	6,892
Aromatic Residue	37,529	42,051	41,816	31,231	31,838	30,566

International Business
PP	194,921	187,577	198,008	429,678	438,997	427,967

EXHIBIT VII

Sales Volume – Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12

Polyolefins
PE's	366,310	371,823	418,298	368,502	407,701	390,042
PP	290,071	272,456	303,560	283,727	307,476	275,205
Vinyls
PVC	106,435	119,742	135,350	122,468	131,017	133,053
Caustic Soda	90,331	96,849	112,447	115,370	113,673	113,551
Chlorine	11,076	11,096	12,269	12,114	12,939	13,387

Basic Petrochemicals
Ethylene	122,464	124,022	121,969	122,833	136,402	123,285
Propylene	52,307	57,107	53,249	55,035	60,943	46,801
Benzene	107,934	103,569	112,462	96,880	109,729	112,832
Butadiene	62,239	68,659	68,153	53,864	57,903	59,727
Toluene	22,504	23,797	28,148	29,240	32,797	29,939
Fuel (M3)	223,792	212,659	201,803	224,284	172,452	179,039
Orthoxylene	16,354	19,410	17,805	18,473	23,196	20,962
Mixed Xylene	18,754	17,992	21,238	25,042	24,785	22,267
Cumene	75,027	76,153	76,066	63,629	67,042	58,853
Isobutene	2,600	3,658	3,647	2,096	2,364	3,310
GLP	9,788	5,548	7,385	12,048	13,242	8,019
Fuel Oil	5,477	6,866	6,145	4,278	1,773	2,270
Aromatic Residue	31,143	50,750	44,062	35,522	45,195	28,000

EXHIBIT VIII

Sales Volume – Export Market – Main Products

and International Businesses

Export Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
Polyolefins
PE's	192,403	221,140	260,168	208,051	230,155	227,230
PP	102,980	89,160	129,319	100,189	101,740	103,022
Vinyls
PVC	144	48	120	120	216	192
Caustic Soda	-	-	-	-	-	-
EDC	10,800	-	-	12,791	-	-

Basic Petrochemicals Unit
Propylene	33,084	43,965	43,478	35,062	46,216	36,796
Benzene	44,653	52,256	44,254	43,015	36,404	47,893
Butadiene	10,058	10,122	17,350	21,097	15,699	11,807
Toluene	14,960	6,889	27,700	15,095	9,239	6,479
Fuel (M3)	-	8,409	4,174	6,018	15,393	38,113
Paraxylene	30,396	33,459	38,144	36,419	36,572	44,526
Butene 1	5,025	8,173	4,353	2,005	1,009	2,040
ETBE	81,097	60,955	82,966	71,907	62,838	54,312
Mixed Xylene	1,341	265	2,753	398	239	133
Isobutene	2,823	2,192	2,447	1,303	3,292	3,364

International Business
PP	199,518	184,744	206,387	426,174	428,042	420,768

EXHIBIT IX

Consolidated Net Revenue

Net Revenue by Segment
R$ million	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12

Polyolefins
Domestic Market	2,297	2,319	2,397	2,181	2,348	2,400
Export Market	810	857	1,033	838	921	1,080

Vinyls
Domestic Market	377	442	442	408	439	467
Export Market	8	0	0	5	1	1

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	499	440	454	496	513
Butadiene	229	343	426	259	283	341
Cumene	161	188	185	157	142	160
BTX	281	298	301	284	343	398
Others	341	382	366	402	380	376

Export Market
Ethylene/Propylene	86	127	129	81	121	101
Butadiene	37	53	111	89	99	71
BTX	209	201	230	210	212	255
Others	182	191	226	181	190	245

International Business	653	735	722	1,319	1,301	1,432

Resale*
Domestic Market	-	2	11	-	-	-
Export Market	908	1,216	1,162	1,058	653	678

Quantiq	174	204	192	205	193	224

Others	214	310	314	581	112	395
Total	7,388	8,368	8,686	8,710	8,232	9,138
*Naphtha, condensate and crude oil

EXHIBIT X

Results by Segment

(R$ million)

Results by Business Segment - YTD 2012
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	11.689	6.747	925	2.734	22.095	(4.732)	17.363
Cost of Goods Sold	(10.763)	(6.319)	(922)	(2.654)	(20.658)	4.784	(15.874)
Operating Expenses	(253)	(439)	(62)	146	(608)	(166)	(774)
Operating Profit	674	(11)	(59)	225	829	(114)	715

Results by Business Segment - YTD 2011
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	11.316	6.294	850	1.355	19.815	(4.035)	15.780
Cost of Goods Sold	(9.942)	(5.558)	(787)	(1.217)	(17.504)	3.966	(13.537)
Operating Expenses	(281)	(397)	(95)	(56)	(829)	(166)	(995)
Operating Profit	1.093	308	(32)	82	1.451	(203)	1.248

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.